January 28, 2011
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E., Stop 3561
Washington, D.C. 20549
Attention:	Ms. Heather Clark
Staff Accountant

	Re:	JetBlue Airways Corporation
Item 4.02 Form 8-K filed January 18, 2011
File No. 000-49728
Ladies and Gentlemen:
On behalf of JetBlue Airways Corporation, or JetBlue, set forth below is our response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, or the Staff, regarding the above referenced filing set forth in the Staff’s letter dated January 19, 2011. For your convenience, we have repeated the comment set forth in the Staff’s letter in italics, followed by our response to that comment.
Comment:
1.	When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.
Response:
We have prepared the following disclosure for our amended periodic reports, which we intend to file the week of January 31, 2011:
Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2009
ITEM 9A. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported as, and within the time periods, specified in the SEC’s rules and forms and that such information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer, or CEO, and our Chief Financial Officer, or CFO, as appropriate, to allow timely decisions regarding required disclosure. Management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation and as described below under “Management’s Report on Internal Control Over Financial Reporting,” we have identified a material weakness in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Solely as a result of this material weakness, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were not effective as of December 31, 2009.
Management’s Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management, with the participation of our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that, due to the material weakness described below, our internal control over financial reporting was not effective as of December 31, 2009.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements would not be prevented or detected on a timely basis.
The specific material weakness identified by our management was that we did not maintain effective controls to timely monitor and account for expired points and awards in our previous customer loyalty program, TrueBlue. As a result of this deficiency, our management determined that our previously issued consolidated financial statements should be restated to properly reflect the non-cash revenue for expired customer loyalty points and awards in the periods in which the expirations occurred.
Ernst & Young LLP, the independent registered public accounting firm that audited our Consolidated Financial Statements included in this Annual Report on Form 10-K, audited the effectiveness of our internal control over financial reporting as of December 31, 2009. Ernst & Young LLP has issued their report which is included elsewhere herein.
Remediation of Material Weakness in Internal Control over Financing Reporting
During the fourth quarter of 2009, we migrated to a new customer loyalty management system and began winding down our previous customer loyalty program. In connection with the winding down of the non-cash liability for expiring customer loyalty points and awards, we discovered and corrected the error and recorded the appropriate adjustments in the proper periods. As a result of the implementation of the new customer loyalty program, we significantly strengthened our internal controls over our customer loyalty program by leveraging the enhanced automated controls of the new system and by improving our reconciliation and review procedures.
Changes in Internal Control over Financial Reporting
Other than as expressly noted above in this Item 9A , there were no changes in our internal control over financial reporting identified in connection with the evaluation of our controls performed during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2010
Item 4. Controls and Procedures.
Restatement of Previously Issued Financial Statements

In January 2011, in connection with our closing of the financial statements for the fourth quarter of 2010, management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, identified a control deficiency related to the timely monitoring and accounting of expired points and awards under our former customer loyalty program, TrueBlue, that constituted a material weakness in our internal control over financial reporting (as defined under Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, or the Exchange Act). As a result of the misstatement caused by this control deficiency, our management determined that our previously issued financial statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2010 should no longer be relied upon due to a $11 million non-cash error in the accounting for expired TrueBlue points and awards and those financial statements should be restated to properly reflect the non-cash revenue for expired customer loyalty points and awards in the periods in which the expirations occurred.
Evaluation of Disclosure Controls and Procedures
At the time our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 was filed on May 3, 2010, our CEO and CFO concluded that our disclosure controls and procedures were effective as of March 31, 2010.
Subsequent to that evaluation, our management, including our CEO and CFO, have re-evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this report. Based on that re-evaluation and as described above under “Restatement of Previously Issued Financial Statements,” we have identified a material weakness in our internal control over financial reporting (as defined under Exchange Act Rules 13a-15(f) and 15d-15(f)). Solely as a result of this material weakness, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were not effective as of March 31, 2010.
Changes in Internal Control Over Financial Reporting
During the first quarter of 2010, we implemented a new integrated customer service system, which includes a reservations system, revenue management system, revenue accounting system, and customer loyalty management system. Transitioning to this new platform offers many benefits which we believe will position us well for our long term growth through improved functionality to numerous business processes. In connection with this implementation, we have updated our internal control over financial reporting, as necessary, to accommodate modifications to our business processes and to leverage enhanced automated controls provided by the new system. Other than the new customer service system implementation and the material weakness noted above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with the evaluation of our controls performed during the fiscal quarter ended March 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Remediation of Material Weakness in Internal Control over Financing Reporting
During the fourth quarter of 2009, we migrated to a new customer loyalty management system and began winding down our previous customer loyalty program. In connection with the winding down of the non-cash liability for expiring customer loyalty points and awards at the end of 2010, we discovered and corrected the error and recorded the appropriate adjustments in the proper periods. In 2010, we significantly strengthened our internal controls over our customer loyalty program by implementing and leveraging the enhanced automated controls of the new customer loyalty system and by improving our reconciliation and review procedures.

Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2010
Item 4. Controls and Procedures.
Restatement of Previously Issued Financial Statements
In January 2011, in connection with our closing of the financial statements for the fourth quarter of 2010, management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, identified a control deficiency related to the timely monitoring and accounting of expired points and awards under our former customer loyalty program, TrueBlue, that constituted a material weakness in our internal control over financial reporting (as defined under Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, or the Exchange Act). As a result of the misstatement caused by this control deficiency, our management determined that our previously issued financial statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2010 should no longer be relied upon due to a $11 million non-cash error in the accounting for expired TrueBlue points and awards and those financial statements should be restated to properly reflect the non-cash revenue for expired customer loyalty points and awards in the periods in which the expirations occurred.
Evaluation of Disclosure Controls and Procedures
At the time our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 was filed on July 27, 2010, our CEO and CFO concluded that our disclosure controls and procedures were effective as of June 30, 2010.
Subsequent to that evaluation, our management, including our CEO and CFO, have re-evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this report. Based on that re-evaluation and as described above under “Restatement of Previously Issued Financial Statements,” we have identified a material weakness in our internal control over financial reporting (as defined under Exchange Act Rules 13a-15(f) and 15d-15(f)). Solely as a result of this material weakness, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were not effective as of June 30, 2010.
Remediation of Material Weakness in Internal Control over Financing Reporting
During the fourth quarter of 2009, we migrated to a new customer loyalty management system and began winding down our previous customer loyalty program. In connection with the winding down of the non-cash liability for expiring customer loyalty points and awards at the end of 2010, we discovered and corrected the error and recorded the appropriate adjustments in the proper periods. In 2010, we significantly strengthened our internal controls over our customer loyalty program by implementing and leveraging the enhanced automated controls of the new customer loyalty system and by improving our reconciliation and review procedures.
Changes in Internal Control Over Financial Reporting
Other than the remediation of material weakness noted above, there were no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with the evaluation of our controls performed during the fiscal quarter ended June 30, 2010, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2010
Item 4. Controls and Procedures.
Restatement of Previously Issued Financial Statements
In January 2011, in connection with our closing of the financial statements for the fourth quarter of 2010, management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, identified a control deficiency related to the timely monitoring and accounting of expired points and awards under our former customer loyalty program, TrueBlue, that constituted a material weakness in our internal control over financial reporting (as defined under Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, or the Exchange Act). As a result of the misstatement caused by this control deficiency, our management determined that our previously issued financial statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2010 should no longer be relied upon due to a $11 million non-cash error in the accounting for expired TrueBlue points and awards and those financial statements should be restated to properly reflect the non-cash revenue for expired customer loyalty points and awards in the periods in which the expirations occurred.
Evaluation of Disclosure Controls and Procedures
At the time our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 was filed on October 26, 2010, our CEO and CFO concluded that our disclosure controls and procedures were effective as of September 30, 2010.
Subsequent to that evaluation, our management, including our CEO and CFO, have re-evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this report. Based on that re-evaluation and as described above under “Restatement of Previously Issued Financial Statements,” we have identified a material weakness in our internal control over financial reporting (as defined under Exchange Act Rules 13a-15(f) and 15d-15(f)). Solely as a result of this material weakness, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were not effective as of September 30, 2010.
Remediation of Material Weakness in Internal Control over Financing Reporting
During the fourth quarter of 2009, we migrated to a new customer loyalty management system and began winding down our previous customer loyalty program. In connection with the winding down of the non-cash liability for expiring customer loyalty points and awards at the end of 2010, we discovered and corrected the error and recorded the appropriate adjustments in the proper periods. In 2010, we significantly strengthened our internal controls over our customer loyalty program by implementing and leveraging the enhanced automated controls of the new customer loyalty system and by improving our reconciliation and review procedures.
Changes in Internal Control Over Financial Reporting
Other than the remediation of material weakness noted above, there were no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with the evaluation of our controls performed during the fiscal quarter ended

September 30, 2010, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
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JetBlue acknowledges that JetBlue is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s comments. If any of our responses require further explanation, please do not hesitate to contact me at (203) 656-7635 or by mail at JetBlue Airways Corporation, 19 Old Kings Hwy S, Darien, CT 06820.

Sincerely,

/s/ Donald Daniels

Donald Daniels
Vice President, Controller and
Chief Accounting Officer
(principal accounting officer)